Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the registration statement on Form S-8 of CST Brands, Inc. Savings Plan, filed on May 6, 2013 (Reg. No. 333-188392) of our report dated June 27, 2014, relating to the statement of net assets available for benefits as of December 31, 2013, the statement of changes in net assets available for benefits for the period from May 1, 2013 (date of inception) through December 31, 2013, and the supplemental schedule of assets (held at end of year) as of December 31, 2013, of the CST Brands, Inc. Savings Plan, which appears in this Annual Report on Form 11-K of the CST Brands, Inc. Savings Plan for the year ended December 31, 2013.

/s/ BKD LLP
San Antonio, Texas
June 27, 2014